SCF SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2020

The report is filed in accordance with Rule 17a-5€(3) under the Securities Exchange Act of 1934
PUBLIC DOCUMENT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51760

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCF Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 E. Shaw Ave., Suite #102
(No. and Street)

Fresno	CA	93710
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Layne Meadows, 559-456-6108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP
(Name – *if individual, state last, first, middle name*)

9301 Oakdale Ave., Suite #230	Chatsworth	CA	91311
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Layne Meadows , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCF Securities, Inc. , as of December 31 , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

Chief Financial Officer
_____
Title

see attached
_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Fresno _____



BARBARA MARIE LIPPIE
Notary Public · California
Fresno County
Commission # 2319007
My Comm. Expires Feb 9, 2024

Subscribed and sworn to (or affirmed) before me

on this **26** day of **February** , 20 **21** ,
　　　　　Date　　　　*Month*　　　　*Year*
by

(1) **Layne Meadows** _____

(and (2)_____),
　　　　　Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature *Barbara Marie Lippie* _____
　　　　　Signature of Notary Public

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Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
SCF Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SCF Securities, Inc. as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of SCF Securities, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SCF Securities, Inc.'s management. Our responsibility is to express an opinion on SCF Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SCF Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

We have served as SCF Securities, Inc.'s auditor since 2014.
Chatsworth, California
February 26, 2021

SCF SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

Cash and Cash Equivalents (Note 1)	$	2,090,561
Restricted Cash (Note 1)		767,193
Commissions Receivable		849,042
Other Receivables		100,706
Clearing Deposit		50,000
Operating Lease - Right of Use Asset (Note 1)		149,631
Due From Affiliates (Note 3)		429,841
Other Assets		294,948
Deferred Tax Assets (Note 4)		159,000
TOTAL ASSETS	**$**	**4,890,922**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Commissions Payable	$	755,402
Accounts Payable and Accrued Expenses		1,035,063
Operating Lease - Liability (Note 1)		149,631
Accrued Payroll Liabilities		118,333
Current Tax Liability (Note 4)		139,603
TOTAL LIABILITIES		**2,198,032**

STOCKHOLDERS EQUITY

Common Stock, $0.01 Par Value, 1,000,000 Shares Authorized, 2,000 Shares Issued and Outstanding	$560
Additional Paid in Capital	238,037
Retained Earnings	2,454,293
TOTAL STOCKHOLDER'S EQUITY	**2,692,890**
TOTAL LIABILITIES & EQUITY	**$ 4,890,922**

The accompanying notes are an integral part of these statements.

SCF SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

SCF Securities, Inc. (the "Company") was incorporated in the State of Arizona on May 19, 1998, under the name Securities Consultants Financial Securities, Inc. The Company changed its name to SCF Securities, Inc. on December 6, 2000. The Company is a fully disclosed broker/dealer, whereby it does not hold customer funds or securities, registered under the Securities and Exchange Act of 1934 ("the Act"), as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company primarily sells mutual funds, variable and fixed annuities, and life insurance, but also introduces general securities transactions to a clearing firm that carries customer accounts on a fully disclosed basis. The Company has over 100 registered representatives with no one registered representative contributing an undue concentration of risk.   The Company is a wholly owned subsidiary of SCF Holdings, Inc. (the "Parent Company").

Recently Adopted Accounting Pronouncements

On June 16, 2016, the FASB issued an Accounting Standards Update (ASU) 2016-13, Financial Instruments - Credit Losses (Topic 326). The update improves financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. Additionally, the ASU eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an organization's current estimate of all expected credit losses over the contractual term. The Company adopted this new standard on January 1, 2020. The Company's receivables are short-term in nature and collection is reasonably assured. Accordingly, no transition adjustment was necessary at implementation.

Revenue Recognition

The Company's has five primary revenue streams: (i) securities commissions, (ii) mutual fund, life insurance and variable annuity distribution fees, (iii) commission on the sale of alternative investments and private placements, (iv) due diligence and marketing reallowance, and (v) reimbursed expenses and other income. Revenue from contracts with customers subject to the guidance in Accounting Standards Codification ("Codification" or "ASC") 606 is included within these five revenue streams, which are presented accordingly within the statement of income. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Securities commissions, due diligence and marketing, and reimbursed expenses are generally recognized at a point in time upon the delivery of contracted services based on a predefined contractual amount or on the trade date for retail brokerage services based on prevailing market prices and internal and regulatory guidelines. All securities transactions for the Company's customers are executed and cleared by other broker-dealers. The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed and variable annuities, and insurance products. Commissions are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date when the underlying financial

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue Recognition (continued)

instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The economic conditions which affect the Company's operations are related to overall trends in the economy and its impact on securities markets.

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and has an unconditional right to payment, and a liability when payment is received and the performance obligations are not yet satisfied. The Company had receivables related to revenues from contracts with customers of $909,332 at January 1, 2020 and collected the balance in its entirety. The Company had no liabilities related to contracts with customers as of December 31, 2019 or December 31, 2020.

The Company's commissions receivable are due from broker-dealers and clearing organizations, and include amounts receivable from unsettled trades, including amounts receivable for accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposure. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. As of December 31, 2020, there was no allowance for credit losses.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Company determines if an arrangement is a lease at inception. For leases with terms longer than 12 months the Company recognizes a right of use (ROU) asset and lease liability on the statement of financial position. Leases are classified as either operating or finance, with classification affecting the pattern of expense recognition in the statement of activities. The Company does not record leases with an initial term of 12 months or less on the statement of financial position. The Company recognizes lease payments for short-term leases on a straight-line basis over the lease term.

The ROU asset and corresponding lease liability are reported separately on the Statement of Financial Condition. The ROU asset represents the right to use the underlying asset for the lease term and the lease liability represents the obligation to make lease payments arising from the lease. Any future operating lease ROU assets and liabilities will be recognized at commencement date based on the present value of lease payments over the lease term. The operating lease did not provide an implicit rate, and the Company used their incremental borrowing rate based on an estimated 5% rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date.

Agreement with Clearing Broker and 15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act.

The clearing broker also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Cash, Cash Equivalents and Restricted Cash

For purposes of the statement of cash flows, cash is commonly considered to consist of currency, demand deposits and all highly liquid debt instruments, including money market funds, purchased with an original maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of financial condition that sum to the total of the same such amounts shown in the statement of cash flows.

	December 31, 2020
Cash and cash equivalents	$ 2,090,561
Restricted cash	767,193
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$ 2,857,754

Amounts included in restricted cash represent those required to be set aside by a regulatory settlement which is described in Note 7 ("Financial Instruments, Off-Balance Sheet Risk and Contingencies").

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company and its affiliates are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company accounts for income taxes in accordance with Accounting Standards Classification Topic 740-10, *Accounting for Income Taxes.* Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the accrual basis of the accounting. Under the asset and liability method of FASB ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2017. The tax benefit recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets.

However, the Company's conclusions regarding this policy may be subject to reviews and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2020.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 2 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2020, the Company had net capital of $1,711,490 which was $1,574,930 in excess of its required net capital of $136,560. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.20 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

As of December 31, 2020, the Company had receivables from related parties in the amount of $429,841. All lending between the Company and affiliated companies are unsecured, non-interest bearing, and due on demand.

In 2011, the Company entered into an expense allocation agreement with its affiliated entities under common ownership with respect to certain common expenses (salaries, technology, marketing, general office, and professional services). For the year ended December 31, 2020, expenses in the amount of $2,239,985 were allocated to these affiliated entities. The expenses on the statement of operations are presented net of this expense allocation. The Company is also reimbursed for ticket charge revenue received by a related party, and these charges totaled $85,455.

NOTE 4 – INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company and its subsidiaries file their own state and local tax returns. The estimated current tax liability due to the Parent for the year ended December 31, 2020 was approximately $139,603.

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ASC 740 for the year ended December 31, 2020 are as follows:

	Federal	State	Total
Current	$ 135,795	$ 51,732	$ 187,527
Deferred	(21,000)	(8,000)	(29,000)
Total	$ (114,795)	$ 43,732	$ 158,527

The recognition of deferred income taxes reflects the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These temporary differences gave rise to a deferred tax benefit of approximately $159,000.

Management has analyzed the Company's recorded tax benefits and concluded that each material position satisfied the required recognition and measurement threshold for inclusion within the financial statements. Consequently, the Company has not recorded any reserve for any uncertain tax positions and does not believe that a significant change will occur within the coming year as to any uncertain tax positions.

To the extent that a deferred tax asset is determined to be less than more likely than not to be realized, a valuation allowance is recorded. Management has determined that a valuation allowance is not required for any of its deferred tax assets.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 5 – RETIREMENT PLANS

The Company sponsors a 401(k) plan that covers substantially all employees. Employer contributions were $74,036 for the year ended December 31, 2020.

NOTE 6 – Operating Leases

The Company has one operating lease for the main office which expires on December 31, 2021. According to the terms of the lease agreement, space was offered on an "as-is" basis with no option to renew or extend beyond the end of the lease term. The lease includes no incentives. Future minimum lease payments are as follows:

Year Ending December 31, 2021	$160,909
Total future lease commitments	160,909
Less: Present Value Discount	11,278
Operating lease – liability	$149,631

Weighted-average remaining lease (in years): 1
Weighted-average discount rate: 5%

Rental expense for this operating lease was $156,984 for the year ended December 31, 2020, exclusive of any expense sharing allocation.

NOTE 7 – FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash and cash equivalents, commissions receivable, clearing deposit, other receivables, due from affiliates, other assets, commissions payable, accounts payable and accrued expenses, accrued payroll liabilities, income taxes payable and deferred tax liability are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company is in business as a securities broker-dealer. In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

In addition to the substantial amount of revenues received by the clearing broker, for the year ended December 31, 2020, the Company did not have any product sponsor for which revenues received from that one sponsor were greater than 10% of the Company's total revenue.

The Company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2020, the Company had deposits with financial institutions with uninsured cash balances totaling $2,357,754.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 7 – FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES (continued)

In December 2018, the SEC opened an investigation of the Company's affiliated Registered Investment Advisor, SCF Investment Advisors, Inc., ("SCFIA") regarding Share Class Selection Practices. Revenues subject to the investigation have been received by the Company. The SEC accepted SCFIA's Offer of Settlement pertaining to the investigation, and the SEC issued a final Order on August 13, 2020 related to the investigation stating that the Company shall distribute the proceeds of a Fair Fund, which is comprised of disgorgement, interest, and a civil monetary penalty, on behalf of SCFIA. The Company has an accrued liability of $767,193 as of December 31, 2020 which is related to the Fair Fund as stated within the SEC Order. This liability is included in Accounts Payable and Accrued Expenses on the Company's Statement of Financial Condition.

From time to time the Company is involved in various inquiries by regulatory agencies, claims and litigation. In the opinion of management, following consultation with legal counsel, the ultimate liability or disposition thereof is not expected to have a material adverse effect on the financial condition, results of operations, or liquidity of the Company.

NOTE 8 – GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2020 or during the year then ended.

NOTE 9 – RECENTLY ISSUED ACCOUNTING STANDARDS

The FASB has established the ASC as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of ASUs.

For the year ending December 31, 2020, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

Note 10 – LOAN PAYABLE

On April 19, 2020, the Company was granted a loan through its bank in the aggregate amount of $400,000, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The loan was in the form of a note dated April 19, 2020 and was set to mature on April 19, 2022. The note bore interest at a rate of 1.00% per annum. The Company used the entire loan amount for qualifying expenses and filed for loan forgiveness on August 12, 2020, which was accepted by the Small Business Administration on November 2, 2020 and forgiven entirely. The loan amount was recorded as other income on the statement of operations and there is no balance outstanding as of December 31, 2020.

NOTE 11 – SUBSEQUENT EVENTS

Pending Sale

During 2020, the Company's parent entered into an agreement to sell 100% of its shares to Atria Wealth Solutions (Atria). Upon closing, Atria will indirectly own 100% of the Company. The transaction is pending approval by the Financial Industry Regulatory Authority and is expected to close during the first half of 2021.

The Company evaluated all subsequent activity through the date the financial statements were issued and concluded that no additional subsequent events have occurred that would require recognition in the financial statements or disclosures in the notes to financial statements.